Exhibit 99.5

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-161320 on Form F-10, Registration Statement No. 333-162944 on Form F-3 and Registration Statement No.’s 333-125486, 333-121629, 333-115750, 333-110964 and 333-103562 on Form S-8 and to the use of our reports dated February 25, 2010 relating to the consolidated financial statements of TELUS Corporation (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference, relating to changes in accounting principles), and the effectiveness of TELUS Corporation’s internal controls over financial reporting, appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2010